UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-34084

POPULAR, INC. U.S.A. 401 (K) SAVINGS AND INVESTMENT PLAN

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

POPULAR, INC.

209 MUÑOZ RIVERA AVENUE

HATO REY, PUERTO RICO 00918

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Financial Statements and

Supplemental Schedule

December 31, 2016 and 2015

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2016 and 2015

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted as they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Administrator of

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Popular, Inc. U.S.A. 401(k) Savings & Investment Plan (the “Plan”) as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule including its form and content is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico

June 27, 2017

CERTIFIED PUBLIC ACCOUNTANTS

(OF PUERTO RICO)

License No. LLP-216 Expires Dec. 1, 2019

Stamp E289586 of the P.R. Society of

Certified Public Accountants has been

affixed to the file copy of this report

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets
Investments, at fair value	$69,013,070	$63,657,183
Annuity contract with insurance company, at contract value	13,667,159	13,104,641
Receivables:
Employer Contributions	53,781	—
Participants Contributions	18,503	—
Dividend, interest and other receivables	25,542	61,206
Notes receivables from participants	1,287,970	1,223,093

Total receivables	1,385,796	1,284,299

Total assets	84,066,025	78,046,123

Net assets available for benefits	$84,066,025	$78,046,123

The accompanying notes are an integral part of the financial statements.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Additions to assets available for benefits:

Investment income:
Net appreciation in fair value of investments	$8,181,688
Dividends	415,668
Interest income	210,461

Total investment income	8,807,817

Interest income on notes receivable from participants	55,183
Other income	54,336

Total income from investments and notes receivable from participants	8,917,336

Contributions:
Employer	1,522,609
Participant	3,700,224
Rollovers from qualified plans	254,937

Total contributions	5,477,770

Total additions	14,395,106

Deductions from assets available for benefits attributed to:
Benefits paid to participants	8,059,729
Administrative expenses	315,475

Total deductions	8,375,204

Net increase in assets available for benefits	6,019,902

Net assets available for benefits:
Beginning of year	78,046,123

End of year	$84,066,025

The accompanying notes are an integral part of the financial statements.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

1.	Description of the Plan

The following brief description of the Popular, Inc. U.S.A. 401(k) Savings & Investment Plan (the “Plan”) provides only general information. Popular, Inc. (the “Corporation”) is the “Plan Sponsor”. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering any United States (excluding Puerto Rico), United States Virgin Islands and British Virgin Islands employees of the Plan Sponsor who have completed 30 days of service. The Plan covers employees of the Plan Sponsor and Adopting Employers consisting of the following entities and their subsidiaries: Banco Popular North America (“BPNA”) and Banco Popular de Puerto Rico (“BPPR”). The Principal Financial Group (“PFG”) is the record keeper for the Plan and Principal Trust Company, a subsidiary of PFG, is the trustee. Principal Life Insurance Company (“PLIC”), a member of PFG, manages the pooled separate accounts and the single annuity contract.

The Plan is administered by Popular, Inc.’s Benefits Committee (the “Committee”) which, in turn, may delegate certain administrative functions to other committees and/or officers of the Corporation. The Committee has overall responsibility for the operations and administration of the Plan. The named fiduciary of the Plan for purposes of investment related matters is the Popular, Inc. Corporate Investment Committee.

The Plan is subject to the provisions of ERISA.

Eligibility and vesting

All employees are eligible to participate in the Plan on the first day of the month, following 30 days of service. Newly hired employees are automatically enrolled in the Plan and are subject to have 4% of eligible compensation contributed to the Plan on a before-tax basis, unless they make a different contribution election or elect not to make a contribution. Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the Employer’s matching and discretionary contribution portion of their account plan plus actual earnings thereon is based on years of credited service since commencement of employment with the Corporation. A participant vests in the Plan according to the following table:

Years of credited service	Vesting percentage

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Employer’s contributions and Plan earnings. Allocations are based on participant account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Plan currently offers 21 investments options for participants that include mutual funds, single group annuity contract, pooled separate accounts and common stock in Popular, Inc.

Contributions

Each year, employees may contribute a percentage of their annual compensation up to a maximum based on IRS limitations (maximum $18,000 in 2016), as defined in the Plan. Participants direct the investment of Plan contributions into various investment options offered by the Plan.

Up to July 16, 2015, the Plan Sponsor contributed a matching percentage of 50% for each elective deferral contribution made by an employee up to 4% of total annual compensation. On May 5, 2015, the Plan was amended to increase the employer’s matching contribution to 50% of the employee’s contribution up to 6% of total annual compensation, effective on July 17, 2015. The amendment to the plan also provided an automatic increase by 1% each plan year, in before tax contributions for participants deferring less than 6%, at the Plan Administrator’s discretion. Participants shall be given written notice of the automatic increase no less than 30 days or more than 90 days before the increase is to be effective. Participants, upon receipt of the notice of automatic increase, may elect to change their percentage of before-tax contributions to a different amount, including zero (0%), by the deadline established by the Plan Administrator to avoid the automatic increase. Matching contributions are invested pursuant to each participant’s investment directions.

In addition, the Corporation may make discretionary contributions to its own employees out of its net profits in such amount as the Corporation’s Board of Directors may determine. There was no profit sharing contribution during the year ended December 31, 2016.

Notes receivable from participants

Participants may borrow against their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the vested portion of the participant’s equity in the Plan. Loan transactions are treated as a transfer to (from) the investment fund from (to) notes receivable from participants. Loan terms range from one to five years, or longer if used to acquire a principal residence. Loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. As of December 31, 2016, and 2015 interest rates ranged from 4.25% to 4.75%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Distributions

Distributions may occur for termination, retirement, disability, or death. The Plan provides that benefits be distributed in one single sum payment with the exception of those participants that are required to receive required minimum distributions.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

Plan termination

Although it has not expressed any intent to do so, the Sponsor may terminate the Plan for any reason at any time, in which event there shall be no employer duty to make contributions. In the event of termination, all participants become fully vested and have a non-forfeitable right to their full account balance.

2.	Summary of Significant Accounting Policies

A description of the most significant accounting policies follows.

Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ significantly from these estimates.

Investment Valuation and Income Recognition

Plan investments are presented at fair value. Shares of registered investment companies are presented at published market prices which represent the net asset value (“NAV”) of shares held by the Plan at the reporting date. Popular, Inc. common stock is presented at the quoted closing market price at the reporting date. Non-registered pooled separate accounts managed by PLIC are valued daily based on the market value of the underlying assets in each separate account. The single group annuity contract is presented at contract value which is the aggregation of contributions, plus interest, less withdrawals, if any. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recorded under the accrual basis and credited to each participant’s account, as defined by the Plan document. Realized gains and losses from security transactions are reported on an average cost basis.

The Plan determines the fair values of its investments based on the fair value framework established in the Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) Subtopic 820-10 “Fair Value Measurement”, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is defined under ASC Subtopic 820-10 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurements date. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Refer to Note 3 to these financial statements for the ASC Subtopic 820-10 disclosures required as of December 31, 2016 and 2015.

Administrative expenses

Administrative expenses reflected in the statement of changes in net assets available for benefits included member service fees, loan expenses, recordkeeping services, audit fees as well as investment advisory fees. Participant accounts are charged quarterly for any applicable

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

administrative expenses following an asset-based fee method. Forfeitures accounts are used to pay administrative expenses. The Plan Sponsor shall pay administrative expenses from its general assets to the extent funds are not available from the Plan’s forfeitures account.

Contributions

Employee and employer matching contributions are recorded on an accrual basis in the period in which the payroll is earned.

Discretionary contributions are recorded in the period in which they are earned by the participant as determined by the Corporation’s Board of Directors.

Refundable contributions

On an annual basis, the plan completes a non-discrimination test pursuant to IRS regulations. Excess contributions determined as a result of this test, if any, are netted against the participant contributions in the statement of changes in net assets available for benefits. For the years ended December 31, 2016 and 2015, the plan passed the non-discrimination test.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Principal and interest is paid ratably through bi-weekly payroll deductions. Principal portion of the loan payments are considered as investment transfers which do not impact the statement of changes in net assets available for benefits. Notes receivable from participants in default are recorded as a distribution based upon the terms of the plan document when they are deemed uncollectible.

Payment of benefits

Benefits are recorded when paid.

Forfeited accounts

Forfeitures of non-vested accounts that result because of terminations or withdrawals are usually used to pay administrative expenses. During 2016, the Plan used forfeiture accounts to pay administrative expenses in the amount of $105,356. Forfeited non-vested accounts amounted to $8,942 and $22,023 at December 31, 2016 and 2015, respectively.

Recently Adopted Accounting Standard Updates

FASB Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement – (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent) (“ASU 2015-07”)

In May 2015, the FASB issued ASU 2015-07, Disclosure for Investments in Certain Entities that Calculate Net Asset Value per Share (“NAV”) (or it’s Equivalent). The amendments in this Update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

The amendments in this update were effective for the Plan for the fiscal year beginning on January 1, 2016 and should be applied retrospectively for all periods presented.

As a result of the adoption of this ASU, an investment in a real estate fund which measures fair value on a recurring basis based on the NAV of the underlying assets was not classified in the fair value hierarchy. Refer to Note 3.

FASB Accounting Standards Update (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully-Benefit Responsive Investment Contracts; (Part II) Plan Investment Disclosures; (Part III) Measurement Date Practical Expedient

In July 2015, the FASB issued ASU 2015-12. The amendments in Part I of this Update require that fully-benefit responsive investment contracts be measured, presented, and disclosed only at contract value. Existing guidance requires fully benefit-responsive investment contracts to be measured at fair value for purposes of presentation and disclosure. This includes providing a reconciliation of contract value to fair value, when those measures differ, on the face of the plan financial statements. A plan will continue to provide disclosures that help users understand the nature and risks of fully benefit-responsive investment contracts. The amendments in Part II of this Update eliminate the requirements to disclose investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation for investments by general type. The net appreciation or depreciation in investments for the period will still be required to be presented in the aggregate, but will no longer be required to be disaggregated and disclosed by general type. The amendments in Part III of this Update provide a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with a month.

The amendments of this Update were effective for the fiscal year beginning on January 1, 2016. An entity should apply the amendments in Part I of this Update retrospectively for all financial statements presented.

The Plan was impacted by the simplified disclosures as a result of the adoption of this standard. As such, the Plan no longer discloses investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation for investments by general type. In addition, in connection with the adoption of Part I of this ASU, the Plan is presenting its investment in fully-benefit responsive contract at contract value and has removed it from the fair value hierarchy for all periods presented. Refer to additional disclosures of this investment in Note 4, Investment Contract with PLIC.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

3.	Fair Value Measurements

The Plan measures fair value as required by ASC Subtopic 820-10, “Fair Value Measurement and Disclosures”, which provides a framework for measuring fair value under accounting principles generally accepted in the United States. Under ASC Subtopic 820-10, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs and valuation techniques used to measure fair value into three levels in order to increase consistency and comparability in fair value measurements and disclosures. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for the fair value measurement are observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the Plan’s estimates about assumptions that market participants would use in pricing the asset or liability based on the best information available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets that the Plan has the ability to access at the measurement date. Valuation on these instruments does not require a significant degree of judgment since valuations are based on quoted prices that are readily available in an active market.

Level 2 – Quoted prices other than those included in Level 1 that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or that can be corroborated by observable market data for substantially the full term of the financial instrument.

Level 3 – Inputs are unobservable and significant to the fair value measurement. Unobservable inputs reflect the Plan’s own assumptions about assumptions that market participants would use in pricing the asset or liability.

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Mutual Funds: Valued at the daily closing NAV price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. These securities are classified as Level 2. Investments in mutual funds generally may be redeemed daily.

Pooled Separate Accounts (“PSA”): Valued daily based on the market value of the underlying net assets in each separate account. The majority of the underlying net assets have observable Level 1 and/or 2 quoted pricing inputs which are used to determine the unit value of the PSA which is not publicly quoted. These PSAs are classified as Level 2. The redemption frequency of each of these PSA is daily, and there are no redemption restrictions. There are no unfunded commitments related to the Plan’s investment in PSAs.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

Popular, Inc. Common Stock: Valued at the closing price reported in the active market in which the individual securities are traded. This security is classified as Level 1.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015. Investments measured at net asset value per share as a practical expedient have not been classified in the fair value hierarchy, but are presented in order to permit reconciliation of the plan’s assets.

	Assets at Fair Value as of December 31, 2016

	Level 1	Level 2	Level 3	Measured at NAV	Total
Mutual funds	$—	$26,344,486	$—		$26,344,486

Pooled separate accounts	—	32,229,882	—	2,184,991	34,414,873

Popular, Inc. Common Stock	8,253,711	—	—	—	8,253,711

Total assets at fair value	$8,253,711	$58,574,368	$—	$2,184,991	$69,013,070

	Assets at Fair Value as of December 31, 2015

	Level 1	Level 2	Level 3	Measured at NAV	Total
Mutual funds	$—	$24,366,257	$—	$—	$24,366,257

Pooled separate accounts	—	31,681,025	—	1,640,022	33,321,047

Popular, Inc. Common Stock	$5,969,879	—	—	—	5,969,879

Total assets at fair value	$5,969,879	$56,047,282	$—	$1,640,022	$63,657,183

There were no transfers in and/or out of Levels 1, 2 or 3 for financial instruments measured at fair value on a recurring basis for the year ended December 31, 2016.

Transfers in and out of Level 3 are related to the availability and the observability of significant inputs. If the Plan were to recognize transfers, it would do so at the end of the reporting period.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

4.	Investment Contract with PLIC

The Plan invests in a single group annuity contract with a fixed rate of interest. In accordance with ASU 2015-07, this investment is presented in the financial statements at its contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributed to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan offered the Principal Fixed Income Option 401(A)(K) (“PFIO”) as a single group annuity contract investment option to plan participants starting in 2006. The PFIO is a benefit-responsive group annuity contract issued by PLIC. The methodology for calculating the interest crediting rate is defined in the contract under the term “Composite Crediting Rate.” The Composite Crediting Rate is determined by solving for the rate that, when used to accrue interest from the first day of such Deposit Period to the end of such Deposit Period, including expected Net Cash Flows, will result in a value equal to the sum of (a), (b), and (c) below, rounded to the nearest 5 basis points:

(a)	The aggregate of the values of each Guaranteed Interest Fund for which the Deposit Period have closed. This value will be determined by accumulating the value immediately prior to the first day of the Deposit Period for which the Composite Crediting Rate is determined, with interest at the effective annual Guaranteed Interest Rate for each such Guaranteed Interest Fund for the Deposit Period.

(b)	The expected value of any Guaranteed Interest Fund for which the Deposit Period has not closed. This value will be determined based on expected Net Cash Flow accumulated with interest at the effective annual Guaranteed Interest Rate for the Guaranteed Interest Fund for the Deposit Period.

(c)	The expected value of any Guaranteed Interest Fund for the Deposit Period the Composite Crediting Rate is being determined. This value will be determined based on expected Net Cash flow accumulated with interest at the effective annual Guaranteed Interest Rate for the Guaranteed Interest Fund for the Deposit Period.

Under the terms of the existing contract, the crediting rate is currently reset on a semiannual basis. There was no minimum crediting rate.

The PFIO is a single group annuity contract with a fixed rate of interest. It is not a portfolio of contracts whose yields are based on changes in fair value of underlying assets as would be found in a stable value fund. As a result, the average yield earned by the Plan is the yield earned (i.e. interest credited) on the group annuity contract. The interest rate history for the contract is as follows:

Time Period	2016	2015
January 1 – June 30	1.65%	2.00%
July 1 – December 31	1.55%	1.80%

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

By definition, the PFIO group annuity contract is an insurance contract. As a result, the Plan may transact according to the terms defined in the contract at any time. Deposits received prior to 3:00 P.M. Central Time on a business day are accepted and credited to the relevant Guaranteed Interest Fund, on that day. Interest is credited to the Guaranteed Interest Fund on a daily basis from the date deposits are accepted until paid, transferred or applied in full. Fees may be paid in one of the following three ways:

•	By being netted from the effective annual interest rate;
•	By being paid separately by the Plan sponsors; or
•	By being deducted from the Guaranteed Interest Fund.

Benefit payments are deducted from the value of the Guaranteed Interest Fund, to the extent that the Composite Value is sufficient to make such payments. Payments and transfers are made in full within 3 business days after the date payment or transfer has been requested. In the event that market conditions are such that it is determined that they will not allow for the orderly transfer or sale of financial instruments, up to an additional 30 days may be required to make such payments or transfers.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) termination of a Plan’s interest, if the Plan Sponsor wishes to terminate the Plan’s interest, the value of the Plan’s interest will be paid out twelve months after the record keeper receives notification. In lieu of the twelve (12) month delay, the record keeper may request immediate payment of the amounts requested subject to a 5% surrender fee and (2) termination of the contract, the Plan’s contract shall be terminated on the date when both no current deposit arrangements have been made between the record keeper and Plan Sponsor and there are no Guaranteed Interest Funds with a value greater than zero. The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

There are no circumstances that would allow PFG to terminate the contract and settle at a value other than the contract value.

5.	Investments Held

Investments held by the Plan are summarized below.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

	December 31, 2016		December 31, 2015
	Shares/Unit	Fair Value	Shares/Unit	Fair Value
American Funds AMCAP R3 Fund	—	$—	205,933	5,203,936
American Funds AMCAP R6 Fund	168,810	$4,637,209	—	$—
American Funds AMER BAL R6 F d	6,035	$149,733	—	—
Legg Mason BW Gbl Opp Bd A Fd	—	$—	5,210	51,214
Legg Mason BW Gbl Opp Bd IS F d	11,139	$111,947	—	—
Lord Abbett Value Opp R3 Fund	—	$—	289,403	5,000,886
Lord Abbett Value Opp I F d	268,116	$5,389,129	—	—
MFS Value R2 Fund	—	$—	147,971	4,809,059
MFS Value R6 Fund	164,542	$5,931,732	—	—
Franklin US Govt Sec R Fund	—	$—	18,959	120,202
Franklin US Govt Sec R6 Fund	35,173	$218,777	—	—
Goldman Sachs Assets Mgt	—	$—	85,542	3,936,662
Goldman Sachs SM CP Val Ins F d	80,835	$4,854,151	—	—
Manning & Napier PB Ext TRm S Fd	—	$—	5,676	88,999
Metropolitan WT TL Rtn Bd M Fd	—	$—	485,433	5,155,299
Metropolitan WT TL Rtn Bd Plan	509,769	$5,051,808	—	—
Principal Lifetime 2010 SEP Account	64,613	$1,473,633	70,680	1,444,104
Principal Lifetime 2020 SEP Account	276,233	$6,927,452	291,255	6,501,579
Principal Lifetime 2030 SEP Account	198,893	$5,085,757	206,144	4,680,288
Principal Lifetime 2040 SEP Account	122,254	$3,209,605	120,424	2,810,403
Principal Lifetime 2050 SEP Account	154,593	$3,955,409	166,114	3,776,878
Principal Lifetime 2060 SEP Account	32,616	$438,642	25,700	322,000
Principal Lifetime STR INC SEP Account	16,972	$352,375	16,186	303,510
Principal Large Cap S&P 500 Index SEP Account	66,197	$7,303,912	84,327	8,060,845
Principal Diversified International SEP Account	45,432	$3,483,097	54,078	3,781,418
Principal US Property SEP Account	19,261	$2,184,991	1,774	1,640,022
Principal Fixed Income 401(A)/(K) ***		$13,667,159		13,104,641
Popular, Inc. Common Stock	188,355	$8,253,711	210,652	5,969,879

		$82,680,229		$76,761,824

*** The Principal Fixed Income 401 (A)/(K) fund is presented at contract value

6.	Tax Status

The Plan received a favorable determination letter from the IRS, dated October 11, 2012, indicating that it qualified under Section 401(a) of the Internal Revenue Code (“IRC”).

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2016 and December 31, 2015, there are no

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. At December 31, 2016, the years 2013 and thereafter remained subject to examination; however, there are currently no audits for any tax periods in progress.

7.	Risks and uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, foreign currency and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

8.	Related Party Transactions

At December 31, 2016 and 2015, the Plan held 188,355 and 210,652 common shares of Popular, -Inc., with a quoted market value of $8,253,711 and $5,969,879, respectively. During the year ended December 31, 2016, the Plan purchased 23,235 common shares of Popular, Inc. at a cost of $716,996 and sold 48,980 shares which had a carrying value of $860,160, resulting in a realized gain of $800,470. These transactions are permitted party-in-interest transactions under provisions of ERISA and the regulations promulgated thereunder.

During the year ended December 31, 2016, the Plan Sponsor incurred in administrative expenses on behalf of the Plan amounting to $94,962. These include investment advisory as well as audit fees.

During the year ended December 31, 2016 pursuant to an agreement entered into between the Plan and PFG, PFG made payments to Morgan Stanley in the amount of $37,794 for investment advisory services provided to the Plan’s participants. This amount is considered indirect compensation to Morgan Stanley and accordingly, is not presented as part of plan expenses in the accompanying statement of changes in net assets. This transaction qualifies as party-in-interest transactions permitted under provision of ERISA.

During 2015, Popular, Inc. reinstated the quarterly cash dividend on its outstanding common stock. The accompanying Statements of Net Assets Available for Benefits, includes accrued dividend income of $25,542 and $28,911, related to the dividends declared during the fourth quarter of 2016 and 2015, respectively, which were paid in January 2017 and 2016, respectively.

Included in the Plan assets are notes receivable from participants. At December 31, 2016 and 2015, notes receivable from participants amounted to $1,287,970 and $1,223,093 respectively. For the year ended December 31, 2016 interest income related to notes receivable from participants amounted to $55,183. These transactions qualify as party-in-interest transactions permitted under provision of ERISA.

PLIC, a member of PFG, manages the pooled separate accounts and the single annuity contract. PFG is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

9.	Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued. Effective on February 1, 2017, the Plan was amended so that the portion of new contributions that participants elect to invest in Popular, Inc.’s common stock will be limited to 20%, unless the participant elects otherwise. If at the effective date a participant has an election to invest in excess of 20% in Popular Inc.’s common stock, such excess will be re-directed to the Plan’s qualified investment default -the Principal LifeTime Portfolio. The participant may override this 20% limit at any time.

On May 2, 2017, the Corporation approved a new match formula of 50% for each dollar pre-tax contribution up to a maximum of 8% of the participant’s contribution, effective on July 28, 2017, and an increase in the auto escalation feature to a maximum of 8%.

Popular, Inc. U.S.A. 401(k) Savings & Investment Plan

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2016	Supplemental Schedule

(a)	(b) Identity of Issue	(c) Description of investment	(d) Cost **	(e) Current Value
	American Funds AMCAP R6 Fund	mutual fund		4,637,209
	American Funds AMER BAL R6 F d	mutual fund		149,733
	Legg Mason BW Gbl Opp Bd IS F d	mutual fund		111,947
	Lord Abbett Value Opp I F d	mutual fund		5,389,129
	MFS Value R6 Fund	mutual fund		5,931,732
	Franklin US Govt Sec R6 Fund	mutual fund		218,777
	Goldman Sachs SM CP Val Ins F d	mutual fund		4,854,151
	Metropolitan WT TL Rtn Bd Plan	mutual fund		5,051,808
*	Principal Lifetime 2010 SEP Account	pooled separate account		1,473,633
*	Principal Lifetime 2020 SEP Account	pooled separate account		6,927,452
*	Principal Lifetime 2030 SEP Account	pooled separate account		5,085,757
*	Principal Lifetime 2040 SEP Account	pooled separate account		3,209,605
*	Principal Lifetime 2050 SEP Account	pooled separate account		3,955,409
*	Principal Lifetime 2060 SEP Account	pooled separate account		438,642
*	Principal Lifetime STR INC SEP Account	pooled separate account		352,375
*	Principal Large Cap S&P 500 Index SEP Account	pooled separate account		7,303,912
*	Principal Diversified International SEP Account	pooled separate account		3,483,097
*	Principal US Property SEP Account	pooled separate account		2,184,991
*	Principal Fixed Income 401(A)/(K) ***	single group annuity contract		13,667,159
*	Popular, Inc. Common Stock	common stock		8,253,711

	Total			82,680,229
	Notes receivable from participants	Participant loans with maturities ranging from 5/05/2017
		to 5/15/2043 and interest ranging from 4.25% to 4.75%		1,287,970

				$83,968,199

*	Party in interest to the Plan.
**	Cost information is not required for participant directed funds.
***	The Principal Fixed Income Option 401 (A)/(K) fund is presented at contract value.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

POPULAR, INC. U.S.A. 401(K) SAVINGS & INVESTMENT PLAN
(Registrant)

Date: June 27, 2017	By: /s/ Eduardo J. Negrón
Eduardo J. Negrón Chairperson Popular, Inc. Benefits Committee (Plan Administrator)